WELSIS CORP.

Bulevar Mihajla Pupina 115

Belgrade, Serbia 11070

February 03, 2022

Sasha Parikh and Al Pavot

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Welsis Corp.
Registration Statement on
Form S-1 Filed December 13, 2021
File No. 333-261614

Dear Sasha Parikh and Al Pavot:

In response to your letter dated January 7, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 13, 2021.

Registration Statement on Form S-1 filed December 13, 2021 Cover Page

1.	Please include the page number where the Risk Factors section appears in the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

Response:

We have included the page number where the Risk Factors section appears in the prospectus.

Prospectus Summary

General Information about our Company, page 4

2.	Please revise this section to disclose in greater detail the current stage of your business. Your disclosure should clearly state your current status, the steps you have taken toward your planned operations, your intended consumers, your anticipated timeline, and the steps that remain.

Response:

We have revised this section to disclose in greater detail the current stage of our business as follows:

We are a development stage startup company that is currently providing an online psychological help services, which are also known as teletherapy or telepsychology services. We have purchased the telehealth platform, delivering on-demand professional psychological consultations anytime, anywhere, via mobile devices, the internet, video and phone calls. Our solution connects consumers with our board-certified specialists. Our website and mobile application prototype known as “Psychologist-24” are already functional and ready for the first clients but still need additional extension and improvement as they have limited functionality and we are going to expand and develop it.

We have purchased the website and the working prototype of mobile application for Android platform for the amount of $40,000. The Mobile Application and Website Purchase Agreement is filed as Exhibit 10.2 to this Registration Statement. Also we have signed the Mobile Application Development Agreement with the Developer and agreed that they will deliver the final fully working software application with all necessary functionality and extensions (and all source code and object code related thereto) to us no later than thirty (30) months. Following the completion of the “Psychologist-24” application, our independent software development contractors will test the application for commercial use. We expect that this testing will take approximately 3 months. Our sole officer and director, Danilo Vukadinovic, will be responsible for organizing the launch of the application and will oversee the marketing of our application. We plan to spend money to pay for Google, Facebook and Instagram contextual advertising, to attract the attention of users who search information related to the psychology and intend to use the YouTube advertisements. We anticipate that our marketing will take approximately up to 5 months. We are expecting our first clients in the coming months. After completing all the improvements to our online platform and using all marketing tools, we expect substantial growth in our further client base.

We provide the psychological help for adolescents (from 14 years) and adults, for men and women, therapy for individuals, couples and families. Also we plan to provide our services to specific communities, for example to the corporative sector of business in a form of corporate group sessions or individual ones. We believe that any consumer, who has different kind of problems and need the help and professional consultation with our specialists according to his needs, also such as employer, who is interested in a better approach to the psychological climate in his company is our potential client.

3.	Please disclose here the purchase price for the website and mobile application.

Response:

We have purchased the website and the working prototype of mobile application for Android platform for the amount of $40,000 (The Mobile Application and Website Purchase Agreement is filed as Exhibit 10.2 to this Registration Statement).

4.	Please revise this section to more specifically describe the "psychological support" and "mental health care" you plan to provide and whether there are any "psychological support" and "mental health care" conditions or indications, including major mental disorders, for which your providers will not offer treatment.

Response:

We have revised this section.

5.	Please describe here, and in your Business section, how you intend to recruit Psychologist, whether they will be working for you full time or part time, and how many, if any, are currently employed. Please also include in this discussion how you intend to compensate these Psychologists.

Response:

We are planning to hire the psychology specialists on a freelance and part-time basis. We have checked the market and offers from specialists who are ready to work on a freelance basis. As soon as we have the first clients, we will start cooperation with psychologists according to their specialization and sign a freelance agreement with them. Our specialists will receive their payments for each session that consists of 50 minutes of consultation via a weekly direct deposit to their bank accounts.

6.	We note statements in this section regarding the performance of your business. For example, but not limited to, we note statements that: your website and app enables consumers to find the best psychologists for their needs; telepsychology is essentially just as effective as face-to-face therapy, but the retention rates are higher; and your applications will offer affordable prices and efficient pricing tools. Please revise all claims so that the basis for each statement is clear.

 .

Response:

We have revised all these claims.

7.	Please state when you intend for your website and mobile application to be functional.

Response:

Our website and mobile application prototype known as “Psychologist-24” are already functional and ready for the first clients but still need additional extension and improvement as they have limited functionality and we are going to expand and develop it.

We have purchased the website and the working prototype of mobile application for Android platform for the amount of $40,000. The Mobile Application and Website Purchase Agreement is filed as Exhibit 10.2 to this Registration Statement. Also we have signed the Mobile Application Development Agreement with the Developer and agreed that they will deliver the final fully working software application with all necessary functionality and extensions (and all source code and object code related thereto) to us no later than thirty (30) months.

Risk Factors

Our Director will continue to Exercise Significant Control over our Operations..., page 10

8.	Please disclose that your sole officer and director currently owns 100% of the outstanding common stock. Also, disclose that even if you are able to complete the entire offering of 4,000,000 shares of common stock, your sole office and director will still own 33.3% of your issued stock at the completion of the offering.

Response:

We have updated this Risk Factor as follows:

OUR SOLE OFFICER AND DIRECTOR WILL CONTINUE TO EXERCISE SIGNIFICANT CONTROL OVER OUR OPERATIONS, WHICH MEANS AS A MINORITY SHAREHOLDER, YOU WOULD HAVE NO CONTROL OVER CERTAIN MAТTERS REQUIRING STОСКНОLDER АРPROVAL TНАТ СOULD AҒFЕСТ YOUR АВILIТY ТO EVER RESELL ANY SHARES YOU PURCHASE IN THIS OFFERING.

Currently 100% of the outstanding common stock are beneficially owned by our sole officer and director. After the completion of the offering of 4,000,000 shares of common stock, our sole officer and director will still own 33.3% of our issued stock. In the event that fewer than the maximum shares of the offering are sold, management's percentage ownership will raise. It will have a significant influence in determining the outcome of all corporate transactions, including the election of directors, approval of significant corporate transactions, changes in control of the company or other matters that could affect your ability to ever resell your shares. Its interests may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Use of Proceeds, page 13

9.	To the extent that the proceeds allocated to "website and mobile application completion" or "general working capital" will be used to service the Note issued to purchase the website and mobile application, please specify the interest rates and maturity of the debt. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response:

The proceeds allocated to "website and mobile application completion" or "general working capital" can be used to service the Note issued to purchase the website and mobile application, together with interest accruing on the unpaid balance at a rate of ten percent (10%) per annum, computed from September 1, 2021 on the basis of a three hundred sixty (360) day year, actual days elapsed. All unpaid principal and accrued unpaid interest shall be due and payable in full two (2) years from September 1, 2021.

10.	If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, please state the amounts of such other funds needed for each specified purpose and the sources thereof.

Response:

According to our estimates, at the moment we have taken into account all the main significant amounts of the funds are required to achieve the stated purposes for which the proceeds are to be received. For any unexpected expenses our sole officer and director has verbally agreed to loan funds to the Company.

Description of Securities to be Registered, page 17

11.	Please reconcile your authorized capital stock disclosure with Exhibit 3.1.

Response:

We have reconciled our authorized capital stock disclosure.

Description of our Business, page 19

12.	Please disclose the material terms of your Mobile Application and Website Purchase Agreement, Mobile Application Development Agreement, and Promissory Note with SMARTICS LLC.

Response:

We have disclosed the material terms of our Mobile Application and Website Purchase Agreement, Mobile Application Development Agreement, and Promissory Note with SMARTICS LLC as follows:

We have purchased a website and the prototype of online services mobile platform application known as “Psychologist-24” for $40,000. The Mobile Application and Website Purchase Agreement is filed as Exhibit 10.2 to this Registration Statement. According to this Agreement SMARTICS LLC (The Developer) has constructed and transfers the working prototype of mobile application "Psychologist-24" for Android mobile platform with limited functionality following our instructions (https://play.google.com/store/apps/details?id=com.psychologist24/) including, without limitation, the application prototype, all software, the corresponding website domain, content, data, and all incorporated technology; and has constructed following our special instructions ready to go operational website; the domain name https://psychologist-24.com/, and any other rights associated with the website, including, without limitation, any intellectual property rights, all logos, customer lists and agreements, social media accounts, email lists, passwords, usernames and trade names, and other Purchased Assets; and the mobile application prototype and the website and all products and versions thereof (including enterprise and consumer versions) and all software code primarily related to or otherwise necessary for such products.

We have issued a Note - Payable; it is filed as Exhibit 10.5 to this Registration Statement. According to the Note - Payable, the principal sum of Forty Thousand US Dollars ($40,000), together with interest accruing on the unpaid balance at a rate of ten percent (10%) per annum, computed from September 1, 2021 on the basis of a three hundred sixty (360) day year, actual days elapsed. All unpaid principal and accrued unpaid interest shall be due and payable in full two (2) years from September 1, 2021.

Also we have entered into the Mobile Application Development Agreement with SMARTICS LLC, who will develop and extend our mobile application prototype. The Agreement is filed as Exhibit 10.3 to this Registration Statement. According to the Development Agreement, the Developer will perform for the Company, as a “work made for hire”, the services for the development, improvement and finalization of the “Psychologist-24” mobile software application for iOS devices and Android OS devices; the Developer agrees to deliver final software application (and all source code and object code related thereto) to Client no later than thirty (30) months for the amount of $55,000 shall be due and payable in full thirty (30) months from the date hereof.

13.	Please revise to clarify whether your providers will prescribe medications and, if so, are there any limitations on the medications that your providers can prescribe. To the extent that your providers are unable to prescribe medications that other providers can prescribe, please discuss whether this causes any limitations in your ability to serve your intended customers.

Response:

We have revised this information as follows:

Our providers will not prescribe any medications. This will not result on any limitations in our ability to serve our intended customers and offer our services because our providers will provide verbal problem solving and non-medication support. In case of complex cases, major mental disorders and situations requiring psychiatric treatment or hospitalization of the patient, our specialists will recommend contacting a psychiatrist or a specialized institution where the patient will be provided with appropriate assistance and treatment.

Government and Industry Regulation, page 29

14.	Please include a detailed discussion regarding the effect of existing or probable governmental regulations on the business. Discussions should include, but are not limited to, regulation related to telehealth and telepsychology provider licensing, medical practice, psychology, certification and related laws and guidelines, corporate practice of medicine laws, fee splitting, cyber security, patient confidentiality, insurance regulation (if any), and any other relevant regulations you believe are applicable to your line of business. Discussions should include regulations in the USA, Serbia, and the other European countries you plan to operate.

Response:

We have included a detailed discussion regarding the effect of existing or probable governmental regulations on our business.

Management's Discussion and Analysis of Financial Condition or Plan of Operations Results of Operations, page 33

15.	You state that you have incurred operating expenses of $1,733 for company setup and professional fees since inception to September 30, 2021. Your general and administrative expenses for the period ended September 30, 2021 was $56,899. Please discuss the component(s) of your general and administrative expense. If this expense includes the $55,000 for development of your “Psychologist-24” application, please explain your accounting.

Response:

Our general and administrative expenses includes company set up fees as well as $55,000 unpaid expense for "Psychologist-24" currently operational liability as it has not been paid. The total operational expenses as of September 30, 2021 were $56,899 we have corrected on page 33.

Exhibits

16.	Your legal opinion does not express an opinion on the law of any state other than Nevada despite your status as a Wyoming corporation. Please submit a revised legal opinion to address this issue. For guidance, refer to Section II.B.3.b. of Staff Legal Bulletin No. 19.

Response:

We have submitted a revised legal opinion.

General

17.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

You can direct any other further comments or questions directly to:

Danilo Vukadinovic

Telephone: +13855009709

Email: info@psychologist-24.com

/s/ Danilo Vukadinovic

Danilo Vukadinovic,

President, Chief Executive Officer, and Director